July 19, 2012

Via EDGAR

Christina DiAngelo
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Securities and Exchange Commission Comments Regarding Various Filings of the Diamond Hill Funds (Investment Company Act File # 811-08061 and CIK # 0001032423)

Dear Christina:

On behalf of the Diamond Hill Funds (individually a “fund”, or “funds” or the “Trust”), we wish to respond by this letter to the comments of the Securities and Exchange Commission (“SEC”) staff (the “Staff”) regarding the various filings noted below. You conveyed the Staff’s comments to me, Trent Statczar (Treasurer), Gary Young (Chief Administration Officer) and Karen Colvin (Vice President) in a telephone conversation on June 4, 2012. Each comment from the Staff and the corresponding response for the Trust are set forth below.

December 31, 2011 Form N-CSR Filing (the “Annual Report”)

Comment: In reviewing the Management Discussion of Fund Performance, specifically the Performance Update for each fund that includes the one, three, five and ten year performance of the funds, the Staff would encourage the Trust to include the actual inception dates for each share class, in particular for funds where the Class I share performance is based on the historical performance of Class A shares.

Response: Fund Management (“Management”) will consider including the actual inception dates for  each share class in each fund’s Performance Update in future shareholder reports.

Comment: In reviewing the Management Discussion of Fund Performance for the Strategic Income Fund on page 18, the Staff was not convinced that the portfolio manager commentary fully addressed how the fund performed versus the benchmark.

Response: Management will ensure that the portfolio manager commentary adequately addresses how each fund performed versus the benchmark in future shareholder reports.

Comment: In reviewing the Statements of Assets and Liabilities on pages 31 and 32, the Staff noted that the Trust included the net asset value and maximum offering price per share for Class A shares on the face of the statements. While the Staff is aware that the actual amount of the maximum load for Class A shares is disclosed in the Notes to Financial Statements, the Staff encourages the Trust to disclose the actual amount of the maximum sales load for Class A shares on the face of the Statements of Assets and Liabilities.

Response: Management will consider including the actual amount of the maximum front-end sales load for Class A shares for each fund on the face of the Statements of Assets and Liabilities in future shareholder reports.

Comment: The Staff performed a roll-forward of the capital components from the ending capital balances at December 31, 2010, taking into consideration the activity presented on the Statements of Changes in Net Assets, and the ending balances presented on the Statements of Assets and Liabilities at December 31, 2011. The Staff was not able to successfully roll-forward the capital components for the Small Cap Fund, the Small-Mid Cap Fund and the Financial Long-Short Fund.

Response: Management has provided the fiscal year-ended 2011 components of capital roll-forward for the aforementioned funds to the Staff and the differences noted relate to the classification of Real Estate Investment Trust (“REIT”) distributions. The funds changed accounting service providers in August of 2011. The prior service provider had a different methodology in recording reclasses for the character of REIT distributions.  The prior service provider recorded the REIT adjustments as a topside adjustment to the financial statements for each fiscal year end and but did not record the reclassifications in the accounting system. The current service provider records REIT distribution classification adjustments in the accounting system and on the financial statements. In reviewing and recording the historical REIT distribution classification adjustments prior to 2011 in the accounting system, adjustments were made to the capital components to correct the balances. This correction was not material in nature and had no impact on net assets for any of the funds.

Comment: In reviewing the Statements of Assets and Liabilities on pages 31 and 32, the Staff noted that as of December 31, 2011, all of the funds had payables to the fund accountant and custodian. In reviewing the Statements of Operations on page 33 of the Annual Report, the Staff noted that the Strategic Income Fund did not record any custody and fund accounting fees and that this fund was the only fund that recorded securities lending income for the year ending December 31, 2011.  In addition to this, the Staff also noted on page 46 in the Notes to Financial Statements that the Trust first uses the securities lending income to offset custody and fund accounting fees for each fund and any remaining amount is then paid to each fund as securities lending income. The Staff would like Management to explain the Trust’s accounting policy for securities lending revenue, custody and fund accounting fees.

Response: As disclosed on page 46 in the Notes to Financial Statements, the funds use securities lending income to offset custody and fund accounting fees for each fund and any remaining amount is then paid to each fund as securities lending income. These amounts are recorded on the Statement of Operations on a net basis. We have formulated this policy on the basis that the same party, Citibank, N.A., serves as the Trusts’ custodian, fund accountant and securities lending agent and that the Diamond Hill Funds’ securities lending agreement requires  this contractual right of offset. For the Strategic Income Fund, the securities lending income generated for the fiscal year ending December 31, 2011 more than offset the custody and fund accounting fees. In the fiscal year ending December 31, 2011, the total amount of accounting and custody fees for each fund was less than 0.02%. Though Management has concluded that these amounts are immaterial in nature to the Diamond Hill Funds, after further review of Regulation S-X, Article 6-07 (g) (2), the funds will present the securities lending income, custody and fund accounting fees on a gross basis in future shareholder reports.

Comment: In reviewing the Financial Highlights for the Long-Short Fund and the Financial Long-Short Fund, the Staff noted that the funds adequately presented the ratio of expenses to average net assets including the dividends on securities sold short and excluding the dividends on securities sold short. The Staff would like to encourage the Trust to streamline the presentation of the Financial Highlights for funds that engage in short sales. The Staff recommends that only the gross and net expense ratios be included in the Financial Highlights and that the funds include in a separate table or a footnote, the ratio of expenses to average net assets excluding the dividends on securities sold short.

Response: Management will consider moving the ratio of expenses to average net assets excluding the dividends on securities sold short from the Financial Highlights to a separate table or a footnote in future shareholder reports.

February 29, 2012 Form N-1A Filing (the “Prospectus”)

Comment: In reviewing the latest Prospectus for the Trust, the Staff noted that Other Expenses, as included in the fee tables, were reflected as being restated. The Staff would like to understand the nature of these expense restatements.

Response: On February 29, 2012 the Administration Fees charged to the Diamond Hill Funds were contractually changed and as such, the fee tables were restated to reflect this change.

December 31, 2010 Form N-SAR Filing (the “N-SAR”)

Comment: In reviewing the Trust’s filing history, the Staff noted the N-SAR filing was amended. The Staff would like to understand the nature of this amendment and remind the Trust to include in the future an explanation of why a filing is amended with the amended filing.

Response: The December 31, 2010 Form N-SAR Filing was amended to reflect the appropriate date of the auditor’s internal control letter filed as an appendix to the Form N-SAR. The appendix in the initial filing was missing the date of Ernst & Young’s internal control letter. In the future, Management will include an explanation in the event it is necessary to file an amended filing.

We acknowledge that (1) the funds are responsible for the adequacy and accuracy of the disclosures in the filings; (2) comments by the Staff of the SEC or changes to the disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (3) the funds may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the funds.

If you have any questions regarding the responses set forth above, please contact me at (614) 255-5549.

Sincerely,

/s/ Trent Statczar

Trent Statczar
Treasurer, Diamond Hill Funds